EXHIBIT 1

N E W S   R E L E A S E

TALISMAN ENERGY DECLARES SEMI-ANNUAL DIVIDEND

CALGARY, Alberta – September 15, 2004 –Talisman Energy Inc. today declared a semi-annual dividend of fifteen cents Canadian (C$0.15) per share on the Company’s common shares.  The dividend will be paid on December 31, 2004 to shareholders of record at the close of business on December 10, 2004.

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia, Qatar and Peru.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted.  The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate &

  Investor Communications

Phone:  403-237-1196

Fax:      403-237-1210

E-mail:  tlm@talisman-energy.com

 27-04

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~